UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal 05 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 05, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 05, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

5

August
 2008
BARCLAYS PLC

Barclays
 announces
sale of
Barclays Life to Swiss Re

Barclays
Bank
PLC ('Barclays')
has agreed to sell
Barclays Life Assurance Company Limited
 ('Barclays Life') to Swiss Re
insurance Company ('Swiss Re')
,
 for a consideration of
approximately
£
753

million

payable in cash. The sale is expected to be completed
by 31 October 2008
, after receipt of appropriate regulatory approvals.
Barclays Life is the combined life assurance business of Barclays and Woolwich in the

UK
,
which
ceased to accept
 new
customer applications
 i
n
 2001. A
s at
31May 2008
, Barclays Life managed
approximately
£
6.8

billion of assets in respect of
c.
760,000 policies
 which will transfer with the sale
. The portfolio primarily comprises unit-linked
life
and pensions policies
.
Barclays Life generated
 approximately £350 million in premium income
 in the
financial
year to 30 November 2007.
T
he post-tax gain on sale for Barclays is expected
to
be
approximately
 £
330
m
illion
.

Excluding the gain on sale, the
transaction
 is not expected to have a material impact
 on Barclays earnings per share
.
Barclays
will continue
 to sell life insurance
 products from a selection of third party providers.
Chris Lucas
,
Group Finance Director
, Barclays, said
:
 "
Barclays Life is
an
attractive
, high quality
business
 which is no
t
core to Barclays.

 We are delighted to agree a sale to Swiss Re
which is
an experienced and
reputable
partner.
We are confident that Swiss Re, with
its
 expertise in this area, will offer policyholders continuity of service and support.
"
- ENDS -

For further information please contact
:

Barclays

Investor Relations

Media Relations

Mark Merson
Alistair Smith
+44 (0) 20 7116 5752
+44 (0) 20 7116 6132

John McIvor
Robin Tozer
+44 (0) 20 7116 2929
+44 (0) 20 7116 6586

Swiss Re

Investor Relations

Media Relations

+41 43 285 4444
+41 43 285 7171
investor_relations@swissre.com

media_relations@swissre.com

About
Barclays

Barclays
 is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
.
With over 300 years of history and expertise in banking,
Barclays
 operates in over 50 countries and employs
approximately
1
4
7
,000 people.

Barclays
 moves, lends, invests and protects money for over 3
8
 million customers and clients worldwide
.
For further information about
Barclays
, please visit our website

www.barclays.com
.

About
Swiss Reinsurance Company Ltd

Swiss Re is a leading and highly diversified global reinsurer. The company operates through offices in more than 25 countries. Founded in
Zurich
,
Switzerland
, in 1863, Swiss Re offers financial services products that enable risk-taking essential to enterprise and progress. The company's traditional reinsurance products and related services for property and casualty, as well as the life and health business are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management. Swiss Re is rated "AA-" by Standard & Poor's, "Aa2" by Moody's and "A+" by A.M. Best.

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition- a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.